UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

Amendment No. 12

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ONEMAIN HOLDINGS, INC.

(Name of Subject Company)

IEG HOLDINGS CORPORATION

(Offeror and Issuer)

(Names of Filing Persons (identifying status as offeror, issuer or other person)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

85172J101

(CUSIP Number of Class of Securities)

Paul Mathieson

President and Chief Executive Officer

IEG Holdings Corporation

6160 West Tropicana Ave., Suite E-13

Las Vegas, NV 89103

(702) 227-5626

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Laura Anthony, Esq.

Legal & Compliance, LLC

330 Clematis Street, Suite 217

West Palm Beach, FL 33401

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$506,079,225.00	$65,536.72

*	Estimated solely for the purpose of calculating the registration fee. The market value of securities to be received was calculated as the product of (i) 134,954,460 shares of IEG Holdings Corporation common stock to be issued if 6,747,723 OneMain Holdings, Inc. shares are tendered and (ii) the last sale price of IEG Holdings Corporation’s common stock of $4.19 per share on June 13, 2017.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$65,536.72
Form or Registration No.:	Form S-4

Filing Party:	IEG Holdings Corporation
Date Filed:	January 5, 2017

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[  ] issuer tender offer subject to Rule 13e-4.

[  ] going-private transaction subject to Rule 13e-3.

[  ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[  ] Rule 133-4(i) (Cross-Border Issuer Tender Offer)

[  ] Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 12 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on January 5, 2017 by IEG Holdings Corporation, a Florida corporation (“IEG Holdings”), as amended (the “Schedule TO”), relating to the offer (the “Offer”) by IEG Holdings to exchange 20 shares of IEG Holdings common stock for each share of common stock, $0.01 par value per share, of OneMain Holdings, Inc. (“OneMain”), a Delaware corporation, up to an aggregate of 6,747,723 shares of OneMain common stock, representing approximately 4.99% of OneMain’s outstanding shares of common stock as of May 1, 2017. IEG Holdings initially filed with the SEC a Registration Statement on Form S-4 on January 5, 2017, relating to the offer and sale of shares of IEG Holdings common stock to be issued to holders of OneMain shares in the Offer, and the Registration Statement on Form S-4 was declared effective by the SEC on May 19, 2017 (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement (the “Prospectus”), and the related letter of transmittal (the “Letter of Transmittal”), which were filed as exhibits to the Schedule TO. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by IEG Holdings, is hereby expressly incorporated into this Schedule TO by reference in response to Items 1 through 11 of the Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

Amendment to the Schedule TO

Items 1 through 11.

All information contained in the Offer to Exchange and the related Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer, is expressly incorporated herein by reference with respect to Items 1-11 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer, is hereby amended and supplemented as follows:

On June 16, 2017, IEG Holdings issued a press release announcing that it has successfully closed its tender offer to purchase shares of OneMain, with 151,994 OneMain shares acquired (valued at an aggregate of $3.6 million based on the closing price of shares of OneMain common stock of $23.38 on June 15, 2017) in exchange for 3,039,880 shares of IEG Holdings common stock.

Item 12. Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following:

Exhibit No.	Description
99(a)(9)	Press release of IEG Holdings dated June 16, 2017 (incorporated by reference to IEG Holdings’ Current Report on Form 8-K filed with the SEC on June 16, 2017).

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IEG HOLDINGS CORPORATION

By:	/s/ Paul Mathieson
Name:	Paul Mathieson
Title:	President and Chief Executive Officer
Date:	June 19, 2017